ธนาคารกรุงเทพ

07027905

October 19, 2007

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 3rd quarter 2007 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Kulathida Sivayathorn
Executive Vice President
Accounting and Finance Division
Tel. (662) 230-2254, 230-1384
Fax (662) 231-4890

cc. Dr. Piyapan Tayanithi, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 157/2550
18 October, 2007

The President
The Stock Exchange of Thailand

Dear Sir,

Re: Submission of the unreviewed financial statements for the quarter and nine-month period ended September 30, 2007

We are pleased to submit herewith, the unreviewed financial statements of the Bank, and Form F45-3 for the quarter and nine-month period ended September 30, 2007, one copy each in Thai and in English as follows:

Document No. 1	Summary Statement of Assets and Liabilities as at September 30, 2007
Document No. 2	Balance Sheet as at September 30, 2007 compared with Balance Sheet as at December 31, 2006
Document No. 3	Statement of Income for the quarters ended September 30, 2007, June 30, 2006 and September 30, 2006
Document No. 4	Statement of Income for the nine -month periods ended September 30, 2007 and 2006
Document No. 5	Summary of Financial Results for the nine -month period ended September 30, 2007

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

Kulathida Sivayathorn
Executive Vice President

ธนาคารกรุงเทพ จำกัด (มหาชน) ทะเบียนเลขที่ 0107536000374
333 ถนนสีลม กรุงเทพฯ 10500 โทรศัพท์ (662) 685-7875 โทรสาร (662) 685-7859 www.bangkokbank.com
Bangkok Bank Public Company Limited Registration No.0107536000374
333 Silom Road Bangkok 10500 Thailand Tel.(662) 685-7875 Fax.(662) 685-7859 www.bangkokbank.com

Summary Statement of Assets and Liabilities [1/] C.B. 1.1

As of 30 September, 2007

ASSETS	Baht
Cash	26,354,935,479.59
Interbank and money market items	174,693,101,916.58
Securities purchased under resale agreements	3,000,000,000.00
Investment in securities, net (with obligations Baht 55,016,956,601.30)	329,084,718,903.72
Credit advances (net of allowance for doubtful accounts)	924,749,252,417.49
Accrued interest receivables	2,998,580,631.47
Properties foreclosed, net	34,581,571,001.26
Customers' liabilities under acceptances	573,263,813.89
Premises and equipment, net	30,275,631,073.13
Other assets	8,814,382,046.83
Total Assets	1,535,125,437,283.96
Customers' liabilities under unmatured bills	11,019,500,890.17
Total	1,546,144,938,174.13
LIABILITIES	
Deposits	1,273,009,799,147.08
Interbank and money market items	55,222,221,890.78
Liabilities payable on demand	4,408,347,979.74
Securities sold under repurchase agreements	-
Borrowings	8,999,755,052.84
Bank's liabilities under acceptance	573,263,813.89
Other liabilities	31,996,591,532.30
Total Liabilities	1,374,209,979,416.63
SHAREHOLDERS' EQUITY	
Paid-up share capital	
(registered share capital Baht 40,000,000,000.00)	19,088,428,940.00
Reserves and net profit after appropriation	108,851,949,549.71
Other reserves and profit and loss account	32,975,079,377.62
Total Shareholders' Equity	160,915,457,867.33
Total Liabilities and Shareholders' Equity	1,535,125,437,283.96
Bank's liabilities under unmatured bills	11,019,500,890.17
Total	1,546,144,938,174.13

Non-Performing Loans [2/] (net) for the quarter ended September 30, 2007	
(3.90% of total loans after allowance for doubtful accounts of Non-Performing Loans)	37,911,159,235.87
Required provisioning for loan loss for the quarter ended September 30, 2007	63,123,546,161.47
Actual allowance for doubtful accounts	70,719,038,057.70
Loans to related parties	28,424,182,571.03
Loans to related asset management companies	6,380,460,000.00
Loans to related parties due to debt restructuring	10,064,769,943.49
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital , permitted by the Bank of Thailand	-
Legal capital fund	153,095,142,183.82
Changes in assets and liabilities this month due to the panalty expenses from violating the Commercial	
Banking Act B.E.2505 and amended Act, Section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	6,257,094,909.71
Letters of credit	30,485,273,942.87

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

[2/] Non-Performing Loans (gross) for the quarter ended September 30, 2007 88,772,183,688.05
(8.68% of total loans before allowance for doubtful accounts)

ธนาคารกรุงเทพ
Bangkok Bank

Document no.2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	As at September 30, 2007	As at December 31, 2006	Increase (Decrease) %	As at September 30, 2007	As at December 31, 2006 (Restated)	Increase (Decrease) %
ASSETS						
CASH	26,467,112	33,114,862	(20.1)	26,354,936	33,071,895	(20.3)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	27,610,891	6,588,873	319.1	26,855,371	5,800,631	363.0
Non-interest bearing	16,092,622	9,034,939	78.1	15,224,110	9,017,082	68.8
Foreign items						
Interest bearing	132,098,309	134,559,899	(1.8)	126,978,395	133,463,139	(4.9)
Non-interest bearing	5,878,271	5,378,491	9.3	5,635,225	5,131,794	9.8
Total interbank and money market items, net	181,680,093	155,562,202	16.8	174,693,101	153,412,646	13.9
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	3,000,000	32,000,000	(90.6)	3,000,000	32,000,000	(90.6)
INVESTMENTS						
Current investments, net	150,206,094	117,691,284	27.6	148,994,910	116,108,296	28.3
Long-term investments, net	174,611,426	173,140,398	0.8	174,133,897	172,861,814	0.7
Investments in subsidiaries and associated companies, net	317,081	220,978	43.5	5,955,912	5,909,765	0.8
Total investments, net	325,134,601	291,052,660	11.7	329,084,719	294,879,875	11.6
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,001,954,575	962,070,341	4.1	995,436,974	958,386,141	3.9
Accrued interest receivable	3,008,607	3,240,468	(7.2)	2,998,581	3,246,006	(7.6)
Total loans and accrued interest receivable	1,004,963,182	965,310,809	4.1	998,435,555	961,632,147	3.8
Less Allowance for doubtful accounts	(67,014,201)	(67,034,487)	(0.0)	(66,640,432)	(66,806,255)	(0.2)
Less Revaluation allowance for debt restructuring	(4,047,290)	(4,666,816)	(13.3)	(4,047,290)	(4,666,816)	(13.3)
Total loans and accrued interest receivable, net	933,901,691	893,609,506	4.5	927,747,833	890,159,076	4.2
PROPERTIES FORECLOSED, NET	41,100,362	43,405,669	(5.3)	34,581,571	36,277,752	(4.7)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	573,264	552,116	3.8	573,264	552,116	3.8
PREMISES AND EQUIPMENT, NET	30,450,800	31,293,256	(2.7)	30,275,631	31,120,745	(2.7)
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	3,077,315	2,167,338	42.0	3,053,235	2,145,054	42.3
DERIVATIVE REVALUATION	145,830	4,424,818	(96.7)	143,843	4,417,518	(96.7)
OTHER ASSETS, NET	5,754,501	6,416,097	(10.3)	5,617,304	6,314,371	(11.0)
TOTAL ASSETS	1,551,285,569	1,493,598,524	3.9	1,535,125,437	1,484,351,048	3.4

LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,173,506,891	1,124,782,312	4.3	1,173,927,881	1,125,264,922	4.3
Deposits in foreign currencies	109,461,772	103,669,107	5.6	99,081,918	96,468,048	2.7
Total deposits	1,282,968,663	1,228,451,419	4.4	1,273,009,799	1,221,732,970	4.2
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	12,862,645	12,876,065	(0.1)	12,868,534	12,913,318	(0.3)
Non-interest bearing	2,848,164	3,260,504	(12.6)	2,859,353	2,913,711	(1.9)
Foreign items						
Interest bearing	38,660,895	30,890,079	25.2	37,282,775	30,716,650	21.4
Non-interest bearing	2,183,883	2,484,590	(12.1)	2,211,560	2,527,591	(12.5)
Total interbank and money market items, net	56,555,587	49,511,238	14.2	55,222,222	49,071,270	12.5
LIABILITIES PAYABLE ON DEMAND	4,440,319	6,208,990	(28.5)	4,408,348	6,179,984	(28.7)
BORROWINGS						
Short-term borrowings	596,743	17,359,029	(96.6)	114,640	17,359,029	(99.3)
Long-term borrowings	8,885,115	9,593,237	(7.4)	8,885,115	9,593,237	(7.4)
Total borrowings	9,481,858	26,952,266	(64.8)	8,999,755	26,952,266	(66.6)
BANK'S LIABILITIES UNDER ACCEPTANCES	573,264	552,116	3.8	573,264	552,116	3.8
INTEREST PAYABLE	9,212,446	12,382,768	(25.6)	9,124,352	12,333,868	(26.0)
OTHER LIABILITIES	24,978,806	20,624,951	21.1	22,872,239	20,792,885	10.0
TOTAL LIABILITIES	1,388,210,943	1,344,683,748	3.2	1,374,209,979	1,337,615,359	2.7
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
3,998,345,000 ordinary shares of						
Baht 10 each	39,983,450	39,983,450	0.0	39,983,450	39,983,450	0.0
1,655,000 preferred shares of						
Baht 10 each	16,550	16,550	0.0	16,550	16,550	0.0
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each						
PREMIUM ON ORDINARY SHARE CAPITAL	19,088,429	19,088,429	0.0	19,088,429	19,088,429	0.0
UNREALIZED INCREMENT PER LAND APPRAISAL	56,346,232	56,346,232	0.0	56,346,232	56,346,232	0.0
UNREALIZED INCREMENT PER PREMISES APPRAISAL	10,192,264	10,192,264	0.0	10,192,264	10,192,264	0.0

FOREIGN EXCHANGE ADJUSTMENT	6,625,869	7,300,915	(9.2)	6,625,869	7,300,915	(9.2)
UNREALIZED GAINS ON INVESTMENT	(1,805,613)	(985,609)	83.2	(1,327,897)	(599,160)	121.6
UNREALIZED LOSSES ON INVESTMENT	13,243,486	8,897,588	48.8	13,242,299	8,896,238	48.9
UNREALIZED GAINS RESULTING FROM THE	(1,026,535)	(1,811,094)	(43.3)	(1,025,306)	(1,810,526)	(43.4)
SALE OF SHARES OF A SUBSIDIARY TO						
THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	0.0	-	-	
RETAINED EARNINGS						
Appropriated						
Legal reserves	12,000,000	11,000,000	9.1	12,000,000	11,000,000	9.1
Other reserves	36,500,000	26,500,000	37.7	36,500,000	26,500,000	37.7
Unappropriated	11,247,439	11,693,727	(3.8)	9,273,568	9,821,297	(5.6)
TOTAL	162,456,971	148,267,852	9.6	160,915,458	146,735,689	9.7
MINORITY INTEREST	617,655	646,924	(4.5)	-	-	
TOTAL SHAREHOLDERS' EQUITY, NET	163,074,626	148,914,776	9.5	160,915,458	146,735,689	9.7
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,551,285,569	1,493,598,524	3.9	1,535,125,437	1,484,351,048	3.4
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	6,507,774	9,107,913	(28.5)	6,257,095	9,069,187	(31.0)
LIABILITY UNDER UNMATURED IMPORT BILLS	11,292,052	10,125,031	11.5	11,019,501	10,011,405	10.1
LETTERS OF CREDIT	30,836,166	30,533,829	1.0	30,485,274	30,172,896	1.0
OTHER CONTINGENCIES	884,653,205	737,937,229	19.9	881,149,004	735,493,250	19.8

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED

(UNAUDITED)

Baht : '000

CONSOLIDATED FINANCIAL STATEMENTS

	September 30, 2007	June 30, 2007	Increase (Decrease) %	September 30, 2006	September 30, 2007	June 30, 2007	Increase (Decrease) %	September 30, 2006 (Restated)
Interest and dividend income								
Interest on loans	14,546,479	14,695,919	(1.0)	14,561,826	14,458,435	14,636,868	(1.2)	14,542,980
Interest on interbank and money market items	2,072,321	2,305,561	(10.1)	2,235,014	2,001,568	2,266,644	(11.7)	2,216,296
Investments	3,323,767	3,313,198	0.3	3,434,529	3,293,348	3,298,061	(0.1)	3,472,798
Total interest and dividend income	19,942,567	20,314,678	(1.8)	20,231,369	19,753,351	20,201,573	(2.2)	20,232,074
Interest expenses								
Interest on deposits	6,983,717	7,791,434	(10.4)	8,233,159	6,905,997	7,731,514	(10.7)	8,190,538
Interest on interbank and money market items	648,106	447,586	44.8	370,696	613,304	434,065	41.3	365,775
Interest on short-term borrowings	15,436	71,341	(78.4)	383,422	18,210	74,145	(75.4)	386,831
Interest on long-term borrowings	349,115	361,967	(3.6)	390,992	349,115	361,967	(3.6)	390,992
Total interest expenses	7,996,374	8,672,328	(7.8)	9,378,269	7,886,626	8,601,691	(8.3)	9,334,136
Net interest and dividend income	11,946,193	11,642,350	2.6	10,853,100	11,866,725	11,599,882	2.3	10,897,938
Bad debt and doubtful accounts	1,504,345	1,759,845	(14.5)	1,738,542	1,396,627	1,735,239	(19.5)	1,729,903
Loss on debt restructuring (reversal)	(186,817)	(308,108)	39.4	(517,252)	(186,817)	(308,108)	39.4	(517,252)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	10,628,665	10,190,613	4.3	9,631,810	10,656,915	10,172,751	4.8	9,685,287
Non-interest income								
Gain (loss) on investments, net	(92,567)	1,701,674	(105.4)	381,653	(97,698)	1,693,907	(105.8)	366,497
Equity in undistributed net income of subsidiaries and associated companies	46,250	27,790	66.4	8,084	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	24,456	14,290	71.1	40,080	24,456	14,290	71.1	40,080
Others	4,390,192	3,917,440	12.1	3,932,367	4,065,360	3,705,656	9.7	3,725,963
Gain on exchange, net	1,092,480	640,684	70.5	949,939	1,076,616	628,025	71.4	934,440
Gain on disposal of assets	342,514	337,415	1.5	293,752	248,490	329,823	(24.7)	293,930
Other income	96,501	104,680	(7.8)	301,605	103,895	96,412	7.8	288,582
Total non-interest income	5,899,826	6,743,973	(12.5)	5,907,480	5,421,119	6,468,113	(16.2)	5,649,492
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	16,528,491	16,934,586	(2.4)	15,539,290	16,078,034	16,640,864	(3.4)	15,334,779
Non-interest expenses								
Personnel expenses	3,028,381	2,991,795	1.2	2,737,567	2,864,273	2,873,469	(0.3)	2,627,271
Premises and equipment expenses	1,643,891	1,633,639	0.6	1,462,541	1,600,658	1,596,506	0.3	1,428,592
Taxes and duties	735,102	828,235	(11.2)	719,070	729,113	812,439	(10.3)	675,095
Fees and service expenses	876,869	968,977	(9.5)	808,542	860,790	958,961	(10.2)	796,720
Directors' remuneration	18,303	32,976	(44.5)	11,939	17,100	31,350	(45.5)	10,950
Contributions to the Financial Institutions Development Fund	1,203,557	1,154,558	4.2	1,163,300	1,203,557	1,154,558	4.2	1,163,300
Loss on assets transferred to TAMC	-	-	-	2,760,855	-	-	-	2,760,855
Other expenses	1,384,693	1,329,759	4.1	1,089,064	1,345,169	1,276,533	5.4	1,051,761
Total non-interest expenses	8,890,796	8,939,939	(0.5)	10,752,878	8,620,660	8,703,816	(1.0)	10,514,544
Income before income tax	7,637,695	7,994,647	(4.5)	4,786,412	7,457,374	7,937,048	(6.0)	4,820,235
Income tax expenses	2,449,671	2,627,217	(6.8)	539,305	2,417,011	2,612,686	(7.5)	546,614

Income before minority interest in subsidiaries		5,188,024	5,367,430	(3.3)	4,247,107	5,040,363	5,324,362	(5.3)	4,273,621
Minority interest in net income of subsidiaries		34,969	24,646	41.9	14,446	-	-	-	-
Net income		5,153,055	5,342,784	(3.6)	4,232,661	5,040,363	5,324,362	(5.3)	4,273,621
Basic earnings per share	**Baht**	2.70	2.80	(3.6)	2.22	2.64	2.79	(5.4)	2.24
Weighted average number									
of ordinary shares	**Thousand shares**	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

Bangkok Bank

Document no. 4

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2007	2006	Increase (Decrease)	%	2007	2006 (Restated)	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	43,847,596	40,725,899	3,121,697	7.7	43,647,213	40,672,525	2,974,688	7.3
Interest on interbank and money market items	6,481,824	5,716,981	764,843	13.4	6,355,687	5,651,951	703,736	12.5
Investments	10,009,334	9,490,569	518,765	5.5	9,995,561	9,468,759	526,802	5.6
Total interest and dividend income	60,338,754	55,933,449	4,405,305	7.9	59,998,461	55,793,235	4,205,226	7.5
Interest expenses								
Interest on deposits	22,808,422	19,712,102	3,096,320	15.7	22,611,441	19,586,257	3,025,184	15.4
Interest on interbank and money market items	1,149,046	1,204,361	(55,315)	(4.6)	1,106,760	1,182,885	(76,125)	(6.4)
Interest on short-term borrowings	491,513	819,899	(328,386)	(40.1)	500,837	832,149	(331,312)	(39.8)
Interest on long-term borrowings	1,080,063	1,502,699	(422,636)	(28.1)	1,080,063	1,502,699	(422,636)	(28.1)
Total interest expenses	25,529,044	23,239,061	2,289,983	9.9	25,299,101	23,103,990	2,195,111	9.5
Net interest and dividend income	34,809,710	32,694,388	2,115,322	6.5	34,699,360	32,689,245	2,010,115	6.1
Bad debt and doubtful accounts	4,673,580	3,714,067	959,513	25.8	4,527,412	3,686,891	840,521	22.8
Loss on debt restructuring (reversal)	(575,816)	304,308	(880,124)	(289.2)	(575,816)	304,308	(880,124)	(289.2)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	30,711,946	28,676,013	2,035,933	7.1	30,747,764	28,698,046	2,049,718	7.1
Non-interest income								
Gain on investments, net	1,599,103	2,377,559	(778,456)	(32.7)	1,574,408	1,530,480	43,928	2.9
Equity in undistributed net income of subsidiaries and associated companies	88,967	74,903	14,064	18.8	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	61,231	113,565	(52,334)	(46.1)	61,231	113,565	(52,334)	(46.1)
Others	12,203,489	11,504,837	698,652	6.1	11,470,023	10,819,375	650,648	6.0
Gain on exchange, net	2,851,350	2,701,186	150,164	5.6	2,811,623	2,660,422	151,201	5.7
Gain on disposal of assets	882,679	1,056,030	(173,351)	(16.4)	777,523	1,062,780	(285,257)	(26.8)
Other income	287,067	598,779	(311,712)	(52.1)	274,664	591,822	(317,158)	(53.6)
Total non-interest income	17,973,886	18,426,859	(452,973)	(2.5)	16,969,472	16,778,444	191,028	1.1
Net interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring and non-interest income	48,685,832	47,102,872	1,582,960	3.4	47,717,236	45,476,490	2,240,746	4.9
Non-interest expenses								
Personnel expenses	8,877,531	8,219,264	658,267	8.0	8,484,268	7,844,135	640,133	8.2
Premises and equipment expenses	4,707,567	4,613,844	93,723	2.0	4,591,865	4,507,837	84,028	1.9
Taxes and duties	2,406,720	2,273,952	132,768	5.8	2,357,207	2,199,645	157,562	7.2
Fees and service expenses	2,773,737	2,471,753	301,984	12.2	2,735,777	2,439,789	295,988	12.1
Directors' remuneration	63,435	42,864	20,571	48.0	59,400	40,050	19,350	48.3
Contributions to the Financial Institutions Development Fund	3,512,680	3,339,614	173,066	5.2	3,512,680	3,339,614	173,066	5.2
Loss on assets transferred to TAMC	-	2,760,855	(2,760,855)	(100.0)	-	2,760,855	(2,760,855)	(100.0)

ธนาคารกรุงเทพ
Bangkok Bank

Other expenses		3,851,984	4,806,510	(954,526)	(19.9)	3,726,001	4,578,972	(852,971)	(18.6)
Total non-interest expenses		26,193,654	28,528,656	(2,335,002)	(8.2)	25,467,198	27,710,897	(2,243,699)	(8.1)
Income before income tax		22,492,178	18,574,216	3,917,962	21.1	22,250,038	17,765,593	4,484,445	25.2
Income tax expenses		7,284,089	4,700,976	2,583,113	54.9	7,223,494	4,561,305	2,662,189	58.4
Income before minority interest in subsidiaries		15,208,089	13,873,240	1,334,849	9.6	15,026,544	13,204,288	1,822,256	13.8
Minority interest in net income of subsidiaries		80,105	66,290	13,815	20.8	-	-	-	-
Net income		15,127,984	13,806,950	1,321,034	9.6	15,026,544	13,204,288	1,822,256	13.8
Basic earnings per share	**Baht**	7.93	7.23	0.70	9.7	7.87	6.92	0.95	13.7
Weighted average number									
of ordinary shares	**Thousand shares**	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

Document No. 5

Summary of financial results
For the period ended September 30, 2007

Summary of significant items in the third quarter of 2007

Item	Q3, 2007	Q2, 2007	Q3, 2006	In Million Baht Q3, 2007 compared with Q2, 2007	Q3, 2006
Net profit before provisioning and tax	8,667	9,364	6,033	(697)	2,634
Profit before tax	7,457	7,937	4,820	(480)	2,637
Corporate income tax	2,417	2,613	546	(196)	1,871
Net profit	5,040	5,324	4,274	(284)	766
Earnings per share	2.64	2.79	2.24	(0.15)	0.40
NII	11,867	11,600	10,898	267	969
NIM	3.13	3.15	2.97	(0.02)	0.16
ROA	1.30	1.41	1.13	(0.11)	0.17
ROE	12.55	13.77	11.60	(1.22)	0.95

In Million Baht

Item	September 2007	December 2006	Difference
Loans	995,437	958,386	37,051
Deposits	1,273,010	1,221,733	51,277
NPL	88,772	89,120	(348)

Bangkok Bank reported an improvement in the third quarter preliminary results with a net profit of Baht 5.0 billion, representing an increase of Baht 766 million year-on-year or 17.9 percent while pre-tax, pre-provisioning profit amounted to Baht 8.7 billion, an increase of 43.7 percent.

Year-to-date business volumes increased, both in terms of loans and deposits, while quality of assets was comparable to the end of 2006. Compared to the third quarter of last year, revenue increase was driven by higher net interest income, fee income and foreign exchange profits while expenses declined significantly, resulting in improved profits.

Net interest income in the quarter rose by Baht 1.0 billion, or 8.9 percent year-on-year, to Baht 11.9 billion. While interest income declined across all categories reflecting the lower market interest rate levels, the relatively greater reduction in interest expenses helped to offset the lower income. As a result, the net interest margin in the third quarter rose to 3.13 percent, from 2.97 percent in the same period last year.

Fees and service income increased by 8.6 percent year-on-year to Baht 4.1 billion, largely due to the growth of fee revenues from ATM and electronic banking, and credit card services. Profit from foreign exchange amounted to Baht 1.1 billion, an increase of 15.3 percent. However, non-interest

income as a whole declined by 4.0 percent to Baht 5.4 billion. This is because the mark-to-market valuations of the US$50 million investment in CDO's was affected by the dislocations of interest rates in the US market as a result of the subprime mortgage crisis, although the investment of the bank is not directly exposed to the subprime market. The bank took a charge of Baht 383 million to reflect this development.

Non-interest expenses in the third quarter amounted to Baht 8.6 billion, a decrease of Baht 1.9 billion, or 18.0 percent from the third quarter of 2006 when the bank booked a one-time charge of baht 2.8 billion related to the assets transferred to the TAMC. Personnel costs increased by 9.0 percent reflecting market trends while premises expenses increased by 12.0 percent with the expansion of the branch network.

At the end of September 2007, the bank had total loans of Baht 995.4 billion, an increase of 3.9 percent from the end of 2006. The increase in lending was across all customer segments, both individual and business. Increases in loans to business entities were primarily for working capital financing while consumer loans were predominantly home loans. Deposits rose by 4.2 percent to Baht 1,273.0 billion.

Non-performing loans (NPLs) as at the end of September 2007 amounted to Baht 88.8 billion, representing 8.7 percent of the total outstanding loans, compared to 9.1 percent at the end of June 2007. Provisioning expenses in the third quarter amounted to Baht 1.2 billion, and loan loss reserves at the end of the quarter was Baht 70.7 billion, well over the minimum level as required by the Bank of Thailand of Baht 55.9 billion.

Shareholders' equity, as of September 30, 2007, stood at Baht 160.9 billion. With the inclusion of the profit for the third quarter of 2007, the bank's total capital adequacy ratio and Tier 1 capital ratio to risk assets remained healthy at approximately 15.6 percent and 12.9 percent, respectively.

Earnings per share in the third quarter were Baht 2.64.

Important items on the balance sheet

Total Assets **In Million Baht**

Item	September 2007	December 2006	Difference
Total assets	**1,535,125**	**1,484,351**	**50,774**
Interbank and money market items	174,693	153,413	21,280
Securities purchased under resale agreements	3,000	32,000	(29,000)
Net investments in securities	329,085	294,880	34,205
Loans	995,437	958,386	37,051
Net foreclosed properties	34,582	36,278	(1,696)

Total assets, as of September 30, 2007, amounted to Baht 1,535.1 billion, an increase of Baht 50.8 billion compared with December 31, 2006. Significant items included loans which rose by Baht

37.1 billion, or 3.9 percent, to Baht 995.4 billion. Outstanding loans increased for all customer segments, large corporate clients, medium-sized businesses, small businesses and individuals as well as for clients of the international branches. The bank continued to concentrate on investing in government securities and overall net investments increased by Baht 34.2 billion, or 11.6 percent, to total Baht 329.1 billion. In managing its liquidity position, the bank has reduced the volume in the repurchase market by Baht 29 billion and increased the transactions in the interbank and money market by Baht 21.3 billion, or 13.9 percent, to Baht 174.7 billion. The bank disposed of Baht 1.1 billion in foreclosed assets this quarter, and the Net foreclosed assets at the end of September decreased by Baht 1.7 billion to Baht 34.6 billion.

Total liabilities

In Million Baht

Item	September 2007	December 2006	Difference
Total liabilities	**1,374,210**	**1,337,615**	**36,595**
Deposits	1,273,010	1,221,733	51,277
Interbank and money market items	55,222	49,071	6,151
Borrowing	9,000	26,952	(17,952)
Other liabilities	22,872	20,793	2,079
Shareholders' equity	**160,915**	**146,736**	**14,179**

Total liabilities, as of September 30, 2007, amounted to Baht 1,374.2 billion, an increase of Baht 36.6 billion compared with the end of 2006. Deposits rose by Baht 51.3 billion, or 4.2 percent, to Baht 1,273.0 billion and the loan-to-deposit ratio stood at 78.2 percent. Certain bond issues matured during the first nine months of the year. As a result, total borrowings declined Baht 18.0 billion to Baht 9.0 billion. Meanwhile, liabilities under interbank and money market items rose by Baht 6.2 billion to Baht 55.2 billion.

Shareholders' equity, as of September 30, 2007, amounted to Baht 160.9 billion, an increase of Baht 14.2 billion, or 9.7 percent from the end of 2006 with the inclusion of the profit for the first three quarters of 2007 of Baht 15.0 billion and with the increase in the unrealized gains on investment of Baht 5.1 billion due to the increase of prices in the stock market and the decline in interest rates.

Classified loans and loan loss reserves

Classified loans and loan loss reserves from loan classifications **In Million Baht**

	Loans & Accrued Interest Receivable*			Amount of Reserves Required by BOT**		
	September 2007	**June 2007**	**December 2006**	**September 2007**	**June 2007**	**December 2006**
Normal	887,144	880,303	860,294	3,989	4,536	4,579
Special Mentioned	22,499	16,852	12,193	205	160	104
Substandard	9,138	11,229	11,185	2,897	4,079	5,040
Doubtful	11,280	8,883	18,771	4,121	3,295	8,621
Doubtful of Loss	68,374	70,252	59,190	40,596	42,131	33,713
Total	**998,435**	**987,519**	**961,633**	**51,808**	**54,201**	**52,057**
Plus loan loss reserves in excess of minimum required level				14,833	12,651	14,749
Loan loss reserves from loan classification				**66,641**	**66,852**	**66,806**
Plus allowance for valuation from loan restructuring				4,047	4,256	4,667
Total loan loss reserves				**70,688**	**71,108**	**71,473**

* Excluding Interbank and money market items amounting to Baht 27.2 billion

** Excluding allowance for doubtful accounts on Interbank and money market items of Baht 31 million.

Item	**September 2007**	**June 2007**	**December 2006**	**In Million Baht September 2007 in comparison to June 2007**	**December 2006**
Non– performing loans (NPL)*	88,772	90,333	89,120	(1,561)	(348)
Total loans used for NPL ratio calculation*	1,022,651	994,455	964,543	28,196	58,108
NPL as percentage of total loans	8.7	9.1	9.2	(0.4)	(0.5)
Loan loss reserve	70,688	71,108	71,473	(420)	(785)
Loan loss reserve coverage of NPLs	79.6	78.7	80.2	0.9	(0.6)

* Excluding interest receivable but including Interbank and money market items

In this quarter, the bank restructured loans amounting to Baht 10.3 billion and non-performing loans (NPLs) as at the end of September 2007 improved marginally, with a decline of Baht 1.6 billion from the end of June 2007 to Baht 88.8 billion. The ratio of NPLs to total loans declined from 9.1 percent to 8.7 percent.

In the third quarter of 2007, provisioning expenses amounted to Baht 1.2 billion, and total loan loss reserves at the end of September 2007 was Baht 70.7 billion. This is higher than the provisioning requirements of the Bank of Thailand (BOT) of Baht 55.9 billion by Baht 14.8 billion or by 26.6 percent.

As of the end of September 2007, the bank's loan loss reserve coverage of NPLs was 79.6 percent, compared to 78.7 and 80.2 percent at the end of June 2007 and December 2006, respectively.

Capital reserves and capital adequacy ratio as required by the BOT — **In Million Baht**

Item	September 2007	June 2007	December 2006	September 2007 in comparison to June 2007	September 2007 in comparison to December 2006
Tier 1 capital	126,057	117,670	114,552	8,387	11,505
Tier 2 capital	27,038	27,684	27,586	(646)	(548)
Total capital	**153,095**	**145,354**	**142,138**	**7,741**	**10,957**

As of September 30, 2007, the bank had legal capital reserves of Baht 153.1 billion, and Tier 1 capital of Baht 126.1 billion. The bank's capital adequacy ratio, as required by the Bank of Thailand, stood at approximately 15.1 percent, and the Tier 1 capital ratio was approximately 12.4 percent. With the inclusion of the net profit for quarter ended September 30, 2007, the capital adequacy and Tier 1 capital ratios would be approximately 15.6 percent and 12.9 percent, respectively.

Significant items in the statement of income for the third quarter of 2007

Net profit

Profit before provisioning and tax in the third quarter of 2007 amounted to Baht 8.7 billion, a decrease of Baht 697 million, or 7.4 percent, from the previous quarter. This is primarily because gain on investment declined by Baht 1.8 billion, partly due to the impairment expenses of Baht 383 million related to the investment in CDO's. Therefore, although fee income, foreign exchange gain and net interest income all increased and non-interest expenses declined, operating profit still declined.

Provisioning expenses this quarter declined by Baht 217 million to Baht 1.2 billion while corporate income tax expenses declined by Baht 196 million to Baht 2.4 billion. As a result, net profit for the third quarter of 2007 amounted to Baht 5.0 billion, a decrease of 5.3 percent or Baht 284 million compared with the second quarter of 2007.

When compared with the third quarter of 2006, the bank's profit before provisioning and tax increased by Baht 2.6 billion and net profit for the third quarter of 2007 increased by Baht 766 million, or 17.9 percent.

Net interest and dividend income — **In Million Baht**

Item	Q3, 2007	Q2, 2007	Q3, 2006	Q3, 2007 in comparison to Q2, 2007	Q3, 2007 in comparison to Q3, 2006
Interest and dividend income	19,753	20,202	20,232	(449)	(479)
▫ Loans	14,458	14,637	14,543	(179)	(85)
▫ Interbank and money market items	2,002	2,267	2,216	(265)	(214)
▫ Investments	3,293	3,298	3,473	(5)	(180)
Interest expenses	7,886	8,602	9,334	(716)	(1,448)
▫ Deposits	6,906	7,732	8,190	(826)	(1,284)
▫ Interbank and money market items	613	434	366	179	247
▫ Short-term borrowing	18	74	387	(56)	(369)
▫ Long-term borrowing	349	362	391	(13)	(42)
Net interest and dividend income	**11,867**	**11,600**	**10,898**	**267**	**969**
Net interest margins	**3.13**	**3.15**	**2.97**	**(0.02)**	**0.16**

Both interest income and interest expenses in the third quarter of 2007 declined as a result of market movements in interest rates. Interest and dividend income declined by Baht 449 million, or 2.2 percent, from the previous quarter to Baht 19.8 billion, mostly from interbank and money market items which declined by Baht 265 million and from loans which declined by Baht 179 million. Meanwhile, interest expenses declined by Baht 716 million, with interest expense on deposits declining by Baht 826 million while interest expense on interbank and money market items increasing by Baht 179 million due to higher outstanding volumes.

When compared to the third quarter of 2006, interest and dividend income in this quarter fell by Baht 479 million, or 2.4 percent, with interest from interbank and money market items declining by Baht 214 million, income from investments declining by Baht 180 million and interest from loans declining by Baht 85 million. Meanwhile interest expenses fell by Baht 1.4 billion, with interest expense on deposits and borrowings declining by Baht 1.3 billion and Baht 411 million respectively. However, interest expense on interbank and money market items increased by Baht 247 million.

With interest expenses declining more than interest income, net interest income in the third quarter of 2007 increased by Baht 267 million from the previous quarter to Baht 11.9 billion. Net interest margins for the quarter was 3.13 percent, slightly lower than the pervious quarter which as at 3.15 percent. When compared to the third quarter of 2006, the bank's net interest income rose by Baht 969 million, while the net interest margin increased from 2.97 percent to 3.13 percent.

Non-interest income **In Million Baht**

Item	Q3, 2007	Q2, 2007	Q3, 2006	Q3, 2007 in comparison to	
				Q2, 2007	Q3, 2006
Fees and service income	4,090	3,720	3,766	370	324
Gain on investments	(98)	1,694	366	(1,792)	(464)
Gain on foreign exchange	1,077	628	934	449	143
Gain on disposal of assets	248	330	294	(82)	(46)
Other income	104	96	289	8	(185)
Total non-interest income	**5,421**	**6,468**	**5,649**	**(1,047)**	**(228)**

Non-interest income in the third quarter of 2007 totaled Baht 5.4 billion, a decrease of Baht 1.0 billion from the second quarter of 2007.

In the third quarter of 2007, the bank reported a net loss from investments of Baht 98 million while in the second quarter, the bank reported a gain on investments of Baht 1.7 billion. This is because the mark-to-market valuations of the US$50 million investment in CDO's was affected by the dislocations of interest rates in the US market as a result of the subprime mortgage crisis, although the investment of the bank is not directly exposed to the subprime market. The bank took a charge of Baht 383 million in this quarter to reflect this development.

Income on the normal banking services showed an increasing trend, with fees and service income increasing by Baht 370 million or 9.9 percent to Baht 4.1 billion, and gain on foreign exchange increasing by Baht 449 million, or 71.5 percent to Baht 1.1 billion.

Gain on disposal of foreclosed properties fell by Baht 82 million to Baht 248 million, while other income amounted to Baht 104 million, an increase of Baht 8 million.

When compared with the third quarter of 2006, fees and service income rose by Baht 324 million, or 8.6 percent and gain on foreign exchange increased by Baht 143 million, or 15.3 percent. However, overall non-interest income in the third quarter of 2007 fell by Baht 228 million with

reductions in gain on investments, gain on disposal of foreclosed properties and other income by Baht 464 million, Baht 46 million and Baht 185 million respectively.

Non-interest expenses **In Million Baht**

Item	Q3, 2007	Q2, 2007	Q3, 2006	Q3, 2007 in comparison to	
				Q2, 2007	Q3, 2006
Personnel expenses	2,864	2,873	2,627	(9)	237
Premises and equipment expenses	1,601	1,597	1,429	4	172
Taxes and duties	729	812	675	(83)	54
Fees and service expenses	861	959	797	(98)	64
Remuneration to directors	17	31	11	(14)	6
Contribution to the Financial Institutions Development Fund	1,204	1,155	1,163	49	41
Other expenses	1,345	1,277	3,813	68	(2,468)
Total non-interest expenses	**8,621**	**8,704**	**10,515**	**(83)**	**(1,894)**

The bank's non-interest expenses in the third quarter of 2007 totaled Baht 8.6 billion, a decrease of Baht 83 million compared with the second quarter of 2007.

Most expenses items declined with fees and service expenses declining by Baht 98 million, taxes and duties declining by Baht 83 million and personnel expenses declining by Baht 9 million. Expenses that increased included the category of other expenses which rose by Baht 68 million because of additional provisions for off-balance sheet contingencies and the contribution to the Financial Institutions Development Fund which rose by Baht 49 million.

Non-interest expenses in the third quarter declined by Baht 1.9 billion, or 18.0 percent from the third quarter of 2006, when the bank booked a one-time charge of Baht 2.8 billion related to the assets transferred to the TAMC. However, personnel costs increased by 9.0 percent reflecting market conditions while premises expenses increased by 12.0 percent with the expansion of the branch network. Fees and service expenses rose by Baht 64 million, taxes and duties expenses rose by Baht 54 million, and the contribution to the Financial Institutions Development Fund rose by Baht 41 million.

Expenses from loan loss and doubtful accounts

In the third quarter of 2007, the bank set aside allowance for bad debt of Baht 1.4 billion and reversed the allowance for loss on debt restructuring by Baht 187 million. As a result, net provisioning expenses amounted to Baht 1.2 billion, a decrease of Baht 217 million from the second quarter of 2007 and a decrease of Baht 3 million when compared to the same period in the previous year.

Corporate income tax

In the third quarter of 2007, corporate income tax expenses declined by Baht 196 million from the second quarter of 2007 to Baht 2.4 billion. When compared to the third quarter of 2006, corporate income tax expenses rose by Baht 1.9 billion.